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                                                                      Exhibit 20



                          UNITED STATES TOBACCO COMPANY
                                  PRESS RELEASE


                       STATEMENT ON SAN FRANCISCO LAWSUIT


GREENWICH, CONN., MARCH 31, 1998 -- United States Tobacco Company believes the lawsuit filed against it, Pinkerton Tobacco Company, Inc., Conwood Company, L.P., Swisher International Group, Inc., National Tobacco Company, L. P. and Brown & Williamson Tobacco Corporation by the City of San Francisco and the Environmental Law Foundation, is without merit and the Company intends to defend itself vigorously.

Despite claims by anti-tobacco activists that underage use of smokeless tobacco is at very high levels, the fact is that data from government reports indicate that use of smokeless tobacco products by minors is low and decreasing. In August 1997 government data, highlighted by Secretary of the U. S. Department of Health and Human Services Donna Shalala, indicates that youth usage of smokeless tobacco products is 1.9 percent, declining and already below the federal government's goal of 4 percent by the year 2000.

The Company also believes that contentious legal action, such as this, serves no audience other than those who wish to continue the self-proclaimed "battle over tobacco" that has consumed almost a half-century. The Company, while it will defend itself against this action, still believes that Congressional passage of comprehensive tobacco legislation, containing the provisions of the June 20 Proposed Resolution, is the nation's best method of addressing the current issues surrounding tobacco products.

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